UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

LIFEAPPS DIGITAL MEDIA INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

53190A106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 53190A106	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Lawrence D. Isen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,476,505 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,476,505 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,476,505 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (1)(2)
12.	TYPE OF REPORTING PERSON IN

(1)
As of December 31, 2012.  The amount reported above consists of (a) 4,165,005 shares of the Issuer’s common stock held by MarketByte LLC, an entity for which Mr. Isen is Managing Member, and (b) 1,311,500 shares of the Issuer’s common stock held by MarketByte LLC Defined Benefit and Trust, an entity for which Mr. Isen is Trustee.

(2)
Based on 76,000,000 shares of common stock outstanding on November 12, 2012, the date as of which the number of shares outstanding is reported in the Issuer’s periodic report on Form 10-Q for the quarterly period ended September 30, 2012.

Cusip No. 53190A106	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON MarketByte LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,165,005 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,165,005 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,165,005 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)(2)
12.	TYPE OF REPORTING PERSON OO

(1)	As of December 31, 2012.

(2)
Based on 76,000,000 shares of common stock outstanding on November 12, 2012, the date as of which the number of shares outstanding is reported in the Issuer’s periodic report on Form 10-Q for the quarterly period ended September 30, 2012.

Cusip No. 53190A106	13G	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON MarketByte LLC Defined Benefit and Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,311,500 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,311,500 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,500 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7% (1)(2)
12.	TYPE OF REPORTING PERSON OO

(1)	As of December 31, 2012.

(2)
Based on 76,000,000 shares of common stock outstanding on November 12, 2012, the date as of which the number of shares outstanding is reported in the Issuer’s periodic report on Form 10-Q for the quarterly period ended September 30, 2012.

Cusip No. 53190A106	13G	Page 5 of 7 Pages

The Reporting Persons named in Item 2 below are hereby collectively filing this Schedule 13G (this “Statement”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired by one of the Reporting Persons from the Issuer named in Item 1 below.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the collective filing of this Statement, a copy of which is annexed hereto as Exhibit 99.1.

Item 1(a).	Name of Issuer:

LifeApps Digital Media Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5752 Oberlin Drive, #106, San Diego, CA 92121.
Item 2(a).	Name of Person Filing:

This Statement is filed by the entities and persons listed below, who are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Lawrence D. Isen
MarketByte LLC
MarketByte LLC Defined Benefit and Trust

Lawrence D. Isen is the Managing Member of MarketByte LLC and has sole voting and investment power over the shares owned thereby.  Mr. Isen is the Trustee of MarketByte LLC Defined Benefit and Trust and has sole voting and investment power over the shares owned thereby.  Mr. Isen disclaims beneficial ownership of the shares held by MarketByte LLC and MarketByte LLC Defined Benefit and Trust, except to the extent of his pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of each Reporting Person is c/o MarketByte LLC, 4653 Carmel Mountain Road, Suite 308, San Diego, CA 92130, Attn.: Lawrence D. Isen

Item 2(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Cusip No. 53190A106	13G	Page 6 of 7 Pages

Item 2(e).	CUSIP Number:

53190A106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 3(a) – (j) are not applicable.

Item 4.	Ownership:

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 53190A106	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	By:	/s/ Lawrence D. Isen
Lawrence D. Isen

MARKETBYTE LLC

/s/ Lawrence D. Isen
Name: Lawrence D. Isen Title: Managing Member

MARKETBYTE LLC DEFINED BENEFIT AND TRUST

/s/ Lawrence D. Isen
Name: Lawrence D. Isen Title: Trustee